EXHIBIT 99.1

THE NEWS CORPORATION LIMITED

28,574,776 AMERICAN DEPOSITARY SHARES,

EACH REPRESENTING FOUR PREFERRED LIMITED VOTING ORDINARY SHARES

Underwriting Agreement

January 12, 2004

MERRILL LYNCH & CO.

MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

North Tower

World Financial Center

New York, New York 10281-1209

Ladies and Gentlemen:

General Motors Corporation, a Delaware corporation (the “Selling Stockholder”), proposes, subject to the terms and conditions stated herein, to sell to Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Underwriter”) an aggregate of 28,574,776 American Depositary Shares (“ADSs”), each representing four preferred limited voting ordinary shares (“Stock”), of The News Corporation Limited, a company organized under the laws of Australia (ACN 007 910330) (the “Company”). The shares of Stock represented by the ADSs are hereinafter called the “Shares.”

The ADSs have been issued pursuant to that certain Amended and Restated Deposit Agreement, dated as of December 3, 1996 (the “Deposit Agreement”), among the Company, Citibank, N.A., as depositary (the “Depositary”), and the holders from time to time of the American Depositary Receipts (the “ADRs”) issued by the Depositary and evidencing the ADSs.

1. (a) The Company represents and warrants to, and agrees with, the Underwriter that:

(i) A registration statement on Form F-3 (File No. 333-111493) (the “Initial Registration Statement”) in respect of the Shares has been filed with the Securities and Exchange Commission (the “Commission”); the Initial Registration Statement and any post-effective amendment thereto, each in the form heretofore delivered to you have been declared effective by the Commission in such form; other than a registration statement, if any, increasing the size of the offering (a “Rule

462(b) Registration Statement”), filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Act”), which became effective upon filing, no other document with respect to the Initial Registration Statement or document incorporated by reference therein has heretofore been filed with the Commission; and no stop order suspending the effectiveness of the Initial Registration Statement, any post-effective amendment thereto or the Rule 462(b) Registration Statement, if any, has been issued and no proceeding for that purpose has been initiated or threatened by the Commission; the various parts of the Initial Registration Statement and the Rule 462(b) Registration Statement, if any, including all exhibits thereto and including (i) the information contained in the form of final prospectus filed with the Commission pursuant to Rule 424(b) under the Act in accordance with Section 5(a) hereof and (ii) the documents incorporated by reference in the prospectus contained in the Initial Registration Statement at the time such part of the Initial Registration Statement became effective, each as amended at the time such part of the Initial Registration Statement became effective or such part of the Rule 462(b) Registration Statement, if any, became or hereafter becomes effective, are hereinafter collectively called the “Registration Statement”; and such final prospectus together with any prospectus supplement thereto, in the form first filed pursuant to Rule 424(b) under the Act, is hereinafter called the “Prospectus;” any reference herein to any Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the Act, as of the date of such Prospectus, and any reference to any amendment or supplement to the Prospectus shall be deemed to refer to and include any documents filed after the date of such Prospectus under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and incorporated by reference in such Prospectus; and any reference to any amendment to the Registration Statement shall be deemed to refer to and include any annual report of the Company filed pursuant to Section 13(a) or 15(d) of the Exchange Act after the effective date of the Initial Registration Statement that is incorporated by reference in the Registration Statement;

(ii) The documents incorporated by reference in the Prospectus, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to the requirements of the Exchange Act and the rules and regulations of the Commission thereunder, and none of such documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and any further documents so filed and incorporated by reference in the Prospectus or any further amendment or supplement thereto, when such documents become effective or are filed with the Commission, as the case may be, will conform in all material respects to the requirements of the Exchange Act and the rules and regulations of the Commission thereunder and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by the Underwriter expressly for use therein;

(iii) The Registration Statement conforms, and the Prospectus and any further amendments or supplements to the Registration Statement or the Prospectus will conform, in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder and do not and will not, as of the applicable effective date as to the Registration Statement and any amendment thereto and as of the applicable filing date as to the Prospectus and any amendment or supplement thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of the Prospectus, in light of the circumstances under which they were made), not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by the Underwriter or the Selling Stockholder expressly for use therein;

(iv) A registration statement on Form F-6 (File No. 333-111424) in respect of the ADSs has been filed with the Commission; such registration statement in the form heretofore delivered to you and, excluding exhibits, has been declared effective by the Commission in such form; no other document with respect to such registration statement has heretofore been filed with the Commission; no stop order suspending the effectiveness of such registration statement has been issued and no proceeding for that purpose has been initiated or threatened by the Commission (the various parts of such registration statement, including all exhibits thereto, each as amended at the time such part of the registration statement became effective, being hereinafter called the “ADS Registration Statement”, and together with the Registration Statement, the “Registration Statements”); and the ADS Registration Statement when it became effective conformed, and any further amendments thereto will conform, in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder, and did not, as of the applicable effective date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

(v) Since the respective dates as of which information is given in the Registration Statements and the Prospectus, except as otherwise stated therein or contemplated thereby, (A) there has been no material adverse change, or, to the best of the Company’s knowledge, any development involving a prospective material adverse change, in the condition, financial or otherwise, of the Company and its consolidated subsidiaries (“Subsidiaries”) taken as a whole, or in the earnings, business affairs or business prospects of the Company and the Subsidiaries taken as a whole, whether or not arising in the ordinary course of business and (B) there have been no material transactions entered into by the Company or any of the Subsidiaries other than those in the ordinary course of business;

(vi) The Company is duly incorporated under the laws of Australia, and has the general power to own property and to conduct its business to the full extent provided by law as described in the Prospectus;

(vii) Each of the United States Subsidiaries and, to the extent applicable under the laws of each non-U.S. Subsidiary’s jurisdiction of incorporation, each non-U.S. Subsidiary of the Company is duly incorporated and validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has the full corporate power and authority to execute, deliver and perform its obligations under this Agreement, and each such entity has the full corporate power and authority to own, lease and operate its property and to conduct its business as described in the Registration Statement and the Prospectus, and is duly qualified to transact business and is in good standing in each other jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the financial condition, results of operations or business of the Company and the Subsidiaries, taken as a whole;

(viii) The Company has an authorized capitalization as set forth in the Prospectus, and all of the issued shares of capital stock of the Company have been duly and validly authorized and issued, are fully paid and non-assessable and conform to the description of the Stock contained in the Prospectus; the holders of outstanding shares of capital stock of the Company are not entitled to preemptive or other rights to acquire the Shares or the ADSs; there are no outstanding securities convertible into or exchangeable for, or warrants, rights or options to purchase from the Company, or obligations of the Company to issue, the Stock or any other class of capital stock of the Company (except as set forth in the Prospectus); and there are no restrictions on subsequent transfers of the Shares or ADSs under the laws of the United States;

(ix) This Agreement has been duly authorized, executed and delivered by the Company, and constitutes a valid and legally binding agreement of the Company, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles;

(x) The Deposit Agreement has been duly authorized, executed and delivered by the Company, and constitutes a valid and legally binding agreement of the Company, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles; upon issuance by the Depositary of ADRs evidencing ADSs, upon the deposit of Shares in respect thereof in accordance with the provisions of the Deposit Agreement, such ADRs will be duly and validly issued and the persons in whose names the ADRs are registered will be entitled to the rights specified therein and in the Deposit Agreement; and the Deposit Agreement and the ADSs conform in all material respects to the descriptions thereof contained in the Prospectus;

(xi) None of the Company, News America Incorporated, FEG Holdings, Inc., Fox Entertainment Group, Inc., News America Marketing FSI, Inc., or News Publishing Australia Limited (the “Specified Subsidiaries”) is in violation of its or any of their respective charters or in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any material contract, indenture, mortgage, loan agreement, note, lease or other instrument to which it or any of them is a party or by which it or any of them or their properties may be bound; the execution and delivery of this Agreement and the consummation of the transactions contemplated herein have been duly authorized by all necessary corporate action by the Company and will not conflict with or constitute a breach of, or default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or the Specified Subsidiaries pursuant to, any material contract, indenture, mortgage, loan agreement, note, lease or other instrument to which any of them is a party or by which it or any of them may be bound or to which any of the property or assets of the Company or the Specified Subsidiaries is subject, nor will such action result in any violation of the provisions of the charter or by-laws of the Company or, to the best of the Company’s knowledge, any law, Australian Stock Exchange listing rule, administrative regulation or administrative or court decree and no consent, approval, authorization or order of any court or governmental authority or agency is required for the consummation the Company of the transactions contemplated by this Agreement, except such as may be required under Blue Sky laws;

(xii) No stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Underwriter to the Depositary or any political subdivision, taxing authority thereof or therein in connection with (A) the deposit with the Depositary or its custodian of Shares by the Company and subsequent issuance of ADRs evidencing ADSs to the Selling Stockholder, or (B) the sale and delivery by the Selling Stockholder of the ADSs to or for the account of the Underwriter;

(xiii) Neither the Company nor any of the Subsidiaries has taken, directly or indirectly, any action which was designed to or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the ADSs or Shares;

(xiv) The statements set forth in the Prospectus under the caption “News Corporation Capital Stock”, insofar as they purport to constitute a summary of the terms of the Stock and the

ADSs, respectively, and under the caption “Material United States Federal Income Tax Considerations”; insofar as they purport to describe the provisions of the laws and documents referred to therein, are accurate, complete and fair;

(xv) Except as set forth in the Prospectus, there is no action, suit or proceeding before or by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Company, threatened against or affecting, the Company or the Subsidiaries, which might result in any material adverse change in the condition, financial or otherwise, of the Company and the Subsidiaries taken as a whole, or in the earnings, business affairs or business prospects of the Company and the Subsidiaries taken as a whole, or that might materially and adversely affect the properties or assets thereof or might materially and adversely affect the consummation of this Agreement;

(xvi) The Company is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended;

(xvii) The Company and the Subsidiaries have all licenses, franchises, permits, authorizations, approvals and orders and other concessions of and from all Governmental Agencies that are necessary to own or lease their other properties and conduct their businesses as described in the Prospectus, except where the failure to have such licenses, franchises, permits, authorizations, approvals and orders and other concessions would not materially adversely affect the conduct of the business, operations, financial condition or income of the Company and the Subsidiaries taken as a whole;

(xviii) The Company and the Subsidiaries own or possess, or can acquire on reasonable terms, adequate trademarks, service marks and trade names necessary to conduct the businesses now operated by them, and neither the Company nor any of the Subsidiaries has received any notice of infringement of or conflict with asserted rights of others with respect to any trademarks, service marks or trade names which singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would materially adversely affect the conduct of the business, operations, financial condition or income of the Company and the Subsidiaries taken as a whole;

(ixx) No labor disturbance by the employees of the Company or of any Subsidiary exists or, to the knowledge of the Company, is imminent which might be expected to have a material adverse effect upon the conduct of the business, or the earnings, operations or condition, financial or otherwise, of the Company and the Subsidiaries taken as a whole;

(xx) Ernst & Young, who are reporting upon certain of the financial statements and schedules incorporated by reference in the Registration Statement and the Prospectus, are independent public accountants with respect to the Company and the Subsidiaries within the meaning of Regulation S-X under the 1933 Act;

(xxi) Shares of Stock underlying the ADSs to be sold by the Selling Stockholder hereunder, have been deposited with the Depositary in accordance with the provisions of the Deposit Agreement;

(xxii) On the date of issue of the Shares, the Company disclosed to the Australian Stock Exchange a statement in the form attached as Exhibit 1, and that statement was true and correct when made;

(xxiii) As at the date of issue of the Shares, the Shares were in a class of securities that were quoted ED Securities (as defined in the Corporations Act 2001 (Cth)) at all times in, and were quoted on a financial market operated by the Australian Stock Exchange without being suspended for more than a total of 5 trading days during, the 12 months before the date of issue of the Shares;

(xiv) As at the date of issue of the Shares: (A) the Company was admitted to the official list of a financial market operated by the Australian Stock Exchange; (B) the Shares were issued under a completed contract; and (C) no determination under subsection 713(6) of the Corporations Act was in force with respect to the Company; and

(xv) the Company issued the Shares for the purpose of acquiring an interest in Hughes Electronics Corporation pursuant to the Stock Purchase Agreement dated as of 9 April 2003 and its purpose did not include any or all of the Shares being offered for the purpose of the Selling Shareholder selling or transferring them or granting, issuing or transferring interests in, or options or warrants over, them.

(b) The Selling Stockholder represents and warrants to, and agrees with, the Underwriter and the Company that:

(i) All consents, approvals, authorizations, orders, registrations, clearances and qualifications of or with any court or governmental agency or body having jurisdiction over the Selling Stockholder or any of its properties required for the sale and delivery to the Underwriter of the ADSs to be sold by the Selling Stockholder hereunder, and for the execution and delivery by the Selling Stockholder of this Agreement, have been obtained; and the Selling Stockholder has full right, power and authority to enter into this Agreement and to sell, assign, transfer and deliver the ADSs to be sold by the Selling Stockholder to the Underwriter hereunder;

(ii) The sale to the Underwriter of the ADSs to be sold by the Selling Stockholder hereunder and the compliance by the Selling Stockholder with all of the provisions of this Agreement and the Deposit Agreement and the consummation by the Selling Stockholder of the transactions herein and therein contemplated will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any statute, indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Selling Stockholder is a party or by which the Selling Stockholder is bound, or to which any of the property or assets of the Selling Stockholder is subject, nor will such action result in any violation of the provisions of the incorporation documents of the Selling Stockholder, or any statute or any order, rule or regulation of any Governmental Agency having jurisdiction over the Selling Stockholder or the property of the Selling Stockholder;

(iii) The Selling Stockholder has, and immediately prior to the Time of Delivery (as defined in Section 4 hereof) the Selling Stockholder will have, good and valid title to ADSs to be sold by the Selling Stockholder hereunder, free and clear of all liens, encumbrances, equities or claims; and, upon delivery of such ADSs and payment therefor pursuant hereto and thereto, good and valid title to such ADSs, free and clear of all liens, encumbrances, equities or claims, will pass to the Underwriter;

(iv) The Selling Stockholder has not taken and will not take, directly or indirectly, any action which is designed to or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the ADSs or Shares;

(v) To the extent that any statements or omissions made in the Registration Statement, the Prospectus or any amendment or supplement thereto are made in reliance upon and in conformity with written information furnished to the Company by the Selling Stockholder expressly for use therein, the Registration Statement conforms, and the Prospectus and any further amendments or supplements to the Registration Statement or the Prospectus will conform, in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder and do not and will not, as of the applicable effective date as to the

Registration Statement and any amendment thereto and as of the applicable filing date as to the Prospectus and any amendment or supplement thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of the Prospectus, in light of the circumstances under which they were made), not misleading; and

(vi) In order to document the Underwriter’s compliance with the reporting and withholding provisions of the Tax Equity and Fiscal Responsibility Act of 1982 with respect to the transactions herein contemplated, the Selling Stockholder will deliver to you prior to or at the Time of Delivery a properly completed and executed United States Treasury Department Form W-9 (or other applicable form or statement specified by Treasury Department regulations in lieu thereof).

2. Subject to the terms and conditions herein set forth, the Selling Stockholder agrees to sell to the Underwriter, and the Underwriter agrees to purchase from the Selling Stockholder, 28,574,776 ADSs at a purchase price per ADS of US$31.88.

3. The Underwriter proposes to offer the ADSs for sale upon the terms and conditions set forth in the Prospectus.

4. The ADSs to be purchased by the Underwriter hereunder shall immediately be delivered through the facilities of The Depository Trust Company by or on behalf of the Selling Stockholder to the Underwriter upon receipt of payment therefor as contemplated hereunder. The Selling Stockholder will cause the ADRs representing the ADSs to be made available for checking at least twenty-four hours prior to the Time of Delivery (as defined below) at the Selling Securityholder’s offices New York City.

The time and date of such delivery and payment shall be 9:30 a.m., New York City time, on January 15, 2004 or such other time and date as the Underwriter, the Company and the Selling Stockholder may agree upon in writing. Such time and date are herein called the “Time of Delivery”.

The documents to be delivered at the Time of Delivery by or on behalf of the parties hereto pursuant to Section 7 hereof, including the cross-receipt for the ADSs and any additional documents requested by the Underwriter pursuant to Section 7(n) hereof, will be delivered at the offices of Kirkland & Ellis LLP, 153 East 53rd Street, New York, New York 10022 (the “Closing Location”), and the ADSs will be delivered as specified above, all at the Time of Delivery. A meeting will be held at the Closing Location at 3:00 p.m., New York City time, on the New York Business Day next preceding the Time of Delivery, at which meeting the final drafts of the documents to be delivered pursuant to the preceding sentence will be available for review by the parties hereto. For the purposes of this Agreement, “New York Business Day” shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York are generally authorized or obligated by law or executive order to close.

5. (a) The Company agrees with the Underwriter:

(i) To prepare the Prospectus in a form approved by you and to file such Prospectus pursuant to Rule 424(b) under the Act not later than the Commission’s close of business on the second business day following the execution and delivery of this Agreement, or, if applicable, such earlier time as may be required by Rule 424(b) under the Act; to make no further amendment or any supplement to the Registration Statements or Prospectus prior to the Time of Delivery which shall be disapproved by you promptly after reasonable notice thereof; to advise you, promptly after it receives notice thereof, of the time when any amendment to the Registration Statements has been filed or becomes effective or any supplement to the Prospectus or any amended Prospectus has been filed and to furnish you copies thereof; to file promptly all reports required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange

Act subsequent to the date of the Prospectus and for so long as the delivery of a prospectus is required in connection with the offering or sale of the ADSs; to advise you, promptly after it receives notice thereof, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of any prospectus, of the suspension of the qualification of the ADSs for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the Registration Statements or Prospectus or for additional information; and, in the event of the issuance of any stop order or of any order preventing or suspending the use of any prospectus or suspending any such qualification, promptly to use its best efforts to obtain the withdrawal of such order;

(ii) Promptly from time to time to take such action as you may reasonably request to qualify the ADSs for offering and sale under the securities laws of such jurisdictions in the United States as you may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions in the United States for as long as may be necessary to complete the distribution of the ADSs, provided that in connection therewith the Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction;

(iii) Prior to 10:00 a.m., New York City time, on the New York Business Day next succeeding the date of this Agreement and from time to time, to furnish the Underwriter with written and electronic copies of the Prospectus in New York City in such quantities as the Underwriter may reasonably request, and, if the delivery of a prospectus is required at any time prior to the expiration of nine months after the time of issue of the Prospectus in connection with the offering or sale of the ADSs and if at such time any events shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus is delivered, not misleading, or, if for any other reason it shall be necessary during such period to amend or supplement the Prospectus or to file under the Exchange Act any document incorporated by reference in the Prospectus in order to comply with the Act or the Exchange Act, to notify you and upon your request to file such document and to prepare and furnish without charge to you and to any dealer in securities as many written and electronic copies as you may from time to time reasonably request of an amended Prospectus or a supplement to the Prospectus which will correct such statement or omission or effect such compliance, and in case you are required to deliver a prospectus in connection with sales of any of the ADSs at any time nine months or more after the time of issue of the Prospectus, upon your request and at your expense, to prepare and deliver to you as many written and electronic copies as you may request of an amended or supplemented Prospectus complying with Section 10(a)(3) of the Act;

(iv) To make generally available to its securityholders as soon as practicable, but in any event not later than six months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Act), an earnings statement of the Company (which need not be audited) complying with Section 11(a) of the Act and the rules and regulations of the Commission thereunder (including, at the option of the Company, Rule 158);

(v) During the period beginning from the date hereof and continuing to and including the date 30 days after the date of the Prospectus (but in no event later than 60 days after the Registration Statement is first declared effective), not to offer, sell, contract to sell or otherwise dispose of, except as provided hereunder, any securities of the Company that are substantially similar to the Shares or ADSs, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Stock or any such substantially similar securities (other than (x) pursuant to employee stock option plans, benefit plans or dividend reinvestment plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this Agreement or (y) any such sale or distribution in connection with any merger or consolidation by the Company or any Subsidiary or the acquisition by the Company or any Subsidiary of capital stock or assets of any other any individual, partnership, joint venture, limited liability company, corporation, trust, unincorporated organization or other entity or government or any department or agency thereof), without your prior written consent;

(vi) To furnish to its shareholders as soon as practicable after the end of each fiscal year an annual report (including a balance sheet and statements of income, shareholders’ equity and cash flows of the Company and its consolidated subsidiaries certified by independent public accountants and prepared in conformity with generally accepted accounting principles in Australia (“Australian GAAP”), so long as Australian GAAP shall apply to the Company, together with a reconciliation of net income and total stockholders’ equity to generally accepted accounting principles in the U.S. (“U.S. GAAP”) and, as soon as practicable after the end of each of the first three quarters of each fiscal year prepared in accordance with Australian GAAP, so long as Australian GAAP shall apply to the Company, (beginning with the fiscal quarter ending after the effective date of the Registration Statement), to make available to its shareholders consolidated summary financial information of the Company and the Subsidiaries for such quarter in reasonable detail;

(vii) During a period of five years from the effective date of the Registration Statement, to furnish to you copies of all reports or other communications (financial or other) furnished to shareholders, and to deliver to you (i) as soon as they are available, copies of any reports and financial statements furnished to or filed with the Commission or any securities exchange on which any class of securities of the Company is listed; and (ii) such additional information concerning the business and financial condition of the Company as you may from time to time reasonably request (such financial statements to be on a consolidated basis to the extent the accounts of the Company and the Subsidiaries are consolidated in reports furnished to its shareholders generally or to the Commission) provided that the Company shall not be obligated to provide any such information or documents filed on the Commission’s EDGAR filing system and publicly available;

(ix) Not to (and to cause the Subsidiaries not to) take, directly or indirectly, any action which is designed to or which constitutes or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company or facilitate the sale or resale or the Shares and the ADSs;

(x) If the Company elects to rely upon Rule 462(b), the Company shall file a Rule 462(b) Registration Statement with the Commission in compliance with Rule 462(b) by 10:00 P.M., Washington, D.C. time, on the date of this Agreement, and the Company shall at the time of filing either pay to the Commission the filing fee for the Rule 462(b) Registration Statement or give irrevocable instructions for the payment of such fee pursuant to Rule 111(b) under the Act; and

(xi) Upon request of the Underwriter, to furnish, or cause to be furnished, to the Underwriter an electronic version of the Company’s trademarks, servicemarks and corporate logo for use on the website, if any, operated by the Underwriter for the purpose of facilitating the on-line offering of the Shares (the “License”); provided, however, that the

License shall be used solely for the purpose described above, is granted without any fee and may not be assigned or transferred.

(b) The Selling Stockholder agrees with the Underwriter:

(i) During the period beginning from the date hereof and continuing to and including the date 30 days after the date of the Prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, except as provided hereunder, any securities of the Company that are substantially similar to the Shares or ADSs, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Stock or any such substantially similar securities, whether now owned or hereinafter acquired, owned directly by the Selling Stockholder (including holding as a custodian) or with respect to which the Selling Stockholder has beneficial ownership (other than (x) beneficial ownership through benefit plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this Agreement or (y) any such sale or distribution in connection with any merger or consolidation by the Company or any Subsidiary), without your prior written consent;

(ii) Prior to the Time of Delivery, to comply with the Deposit Agreement so that ADRs evidencing ADSs will be delivered to the Underwriter at the Time of Delivery; and

(iii) Not to (and to cause its affiliates not to) take, directly or indirectly, any action which is designed to or which constitutes or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company or facilitate the sale or resale of the Shares or the ADSs.

6. The Company and the Selling Stockholder covenant and agree with one another and with the Underwriter that (a) the Company will pay or cause to be paid the following: (i) the fees, disbursements and expenses of the Company’s counsel and accountants in connection with the registration of the ADSs and Shares under the Act and all other expenses in connection with the preparation (to the extent incurred by the Company), printing and filing of the Registration Statement, the ADS Registration Statement, and the Prospectus and amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriter and dealers; (ii) the cost of printing or producing this Agreement, the Blue Sky Memorandum, closing documents (including compilations thereof) and any other documents in connection with the offering, purchase, sale and delivery of the ADSs; (iii) all expenses in connection with the qualification of the ADSs for offering and sale under state securities laws as provided in Section 5(a) hereof, including the fees and disbursements of counsel for the Underwriter in connection with such qualification and in connection with the Blue Sky survey; (iv) all fees and expenses in connection with listing the Shares and ADSs on the New York Stock Exchange and the Australian Stock Exchange; and the filing fees incident to, and the fees and disbursements of counsel for the Underwriter in connection with, securing any required review by the National Association of Securities Dealers, Inc. of the terms of the sale of the ADSs; (v) all fees and expenses (including fees and disbursements of counsel), if any, of the Depositary and any custodian appointed under the Deposit Agreement; (vi) the fees and expenses of the Authorized Agent (as defined in Section 13 hereof); (vii) the cost of preparing ADRs; (viii) the cost and charges of any transfer agent or registrar; and (ix) all other costs and expenses which are not otherwise specifically provided for in this Section 6; and (b) the Selling Stockholder will pay or cause to be paid (i) all fees and expenses of counsel for the Selling Stockholder, and (ii) all underwriting discounts and commissions and transfer taxes incident to the sale and delivery of the ADSs to be sold by the Selling Stockholder to the Underwriter hereunder. In connection with clause (b) (ii) of the preceding sentence, the Underwriter agrees to pay New York State stock transfer tax and to promptly take all reasonable steps available to it to obtain a refund of such tax, and the Selling Stockholder agrees to reimburse the

Underwriter for associated carrying costs if such tax payment is not rebated on the day of payment and for any portion of such tax payment not rebated. It is understood, however, that, except as provided in this Section, and Sections 8 and 11 hereof, the Underwriter will pay all of its own costs and expenses, including the fees of its counsel, stock transfer taxes on resale of any of the ADSs by it, and any advertising expenses connected with any offers it may make.

The Selling Stockholder hereby covenants and agrees with each of the Company and the Underwriter that it will not offer or sell any of the ADSs that are to be sold to the Underwriter hereunder (or Shares underlying such ADSs) in Australia except to the Underwriter.

The Underwriter hereby covenants and agrees with each of the Company and the Selling Stockholder that it has not and will not offer or sell any Shares in Australia except by means of offers or sales which do not require disclosure under part 6D of the Corporations Act 2001 (Cth).

7. The obligations of the Underwriter hereunder shall be subject, in its discretion, to the condition that all representations and warranties and other statements of the Company and of the Selling Stockholder herein are, at and as of the Time of Delivery, true and correct, the condition that the Company and the Selling Stockholder shall have performed all of its and their obligations hereunder theretofore to be performed, and the following additional conditions:

(a) The Prospectus shall have been filed with the Commission pursuant to Rule 424(b) within the applicable time period prescribed for such filing by the rules and regulations under the Act and in accordance with Section 5(a) hereof; if the Company has elected to rely upon Rule 462(b), the Rule 462(b) Registration Statement shall have become effective by 10:00 P.M., Washington, D.C. time, on the date of this Agreement; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission; and all requests for additional information on the part of the Commission shall have been complied with to your reasonable satisfaction;

(b) Kirkland & Ellis LLP, United States counsel for the Underwriter, shall have furnished to you a written opinion, dated the Time of Delivery, with respect to certain legal matters relating to this Agreement and such other related matters as you may reasonably request, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters;

(c) Hogan & Hartson L.L.P., United States counsel for the Company, shall have furnished to you their written opinions (substantially in the forms attached as Annex II(a) hereto), dated the Time of Delivery, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters;

(d) Allens Arthur Robinson, Australian counsel for the Company, shall have furnished to you their written opinion (substantially in the form attached as Annex II(b) hereto), dated the Time of Delivery, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters;

(e) Patterson, Belknap, Webb & Tyler LLP, counsel for the Depositary, shall have furnished to you their written opinion (substantially in the form attached as Annex II(c) hereto), dated the Time of Delivery, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters;

(f) Warren G. Andersen, in-house counsel for the Selling Stockholder, shall have furnished to you his written opinion (substantially in the form attached as Annex II(d) hereto) with respect to the Selling Stockholder, dated the Time of Delivery, and such counsel shall have received such papers and information as he may reasonably request to enable him to pass upon such matters;

(g) Jenner & Block LLP, counsel for the Selling Stockholder, shall have furnished to you their written opinion (substantially in the form attached as Annex II(e) hereto) with respect to the Selling Stockholder, dated the Time of Delivery, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters;

(h) (a) On the date of the Prospectus, (b) at 9:30 a.m., New York City time, on the effective date of any post-effective amendment to the Registration Statement filed subsequent to the date of this Agreement and (c) also at the Time of Delivery, Ernst & Young shall have furnished to you a letter or letters, dated the respective dates of delivery thereof, in form and substance satisfactory to you, to the effect set forth in Annex I hereto;

(i) (a) Neither the Company nor any of its subsidiaries shall have sustained since the date of the latest audited financial statements included or incorporated by reference in the Prospectus any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Prospectus, and (b) since the respective dates as of which information is given in the Prospectus there shall not have been any change in the capital stock or long-term debt of the Company or any of its subsidiaries or any change, or any development involving a prospective change, in or affecting the general affairs, management, financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, otherwise than as set forth or contemplated in the Prospectus, the effect of which, in any such case described in clause (a) or (b) is in the judgment of the Underwriter so material and adverse as to make it impracticable or inadvisable to proceed with the public offering or the delivery of the ADSs on the terms and in the manner contemplated in the Prospectus;

(j) on or after the date hereof there shall not have occurred any of the following: (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange or the Australian Stock Exchange; (ii) a suspension or material limitation in trading in the Company’s securities on the New York Stock Exchange or the Australian Stock Exchange; (iii) a general moratorium on commercial banking activities in New York or Sydney declared by the relevant authorities, or a material disruption in commercial banking or securities settlement or clearance services in the United States or Australia; (iv) a change or development involving a prospective change in United States or Australian taxation materially and adversely affecting the Company, the Shares or the ADSs or the transfer thereof (v) the outbreak or escalation of hostilities involving the United States or Australia or the declaration by the United States or Australia of a national emergency or war or (vi) the occurrence of any other calamity or crisis or any change in financial, political or economic conditions or currency exchange rates or controls in the United States, Australia or elsewhere, if the effect of any such event specified in clause (v) or (vi) in the judgment of the Underwriter makes it impracticable or inadvisable to proceed with the public offering or the delivery of the ADSs on the terms and in the manner contemplated in the Prospectus;

(k) The ADSs to be sold by the Selling Stockholder at the Time of Delivery shall have been duly listed for quotation on the New York Stock Exchange and the underlying Shares to be sold by the Underwriter in Australia shall have been duly listed for quotation on the Australian Stock Exchange;

(l) The Depositary shall have furnished or caused to be furnished to you at the Time of Delivery certificates satisfactory to you evidencing the deposit with it of the Shares previously deposited against issuance of ADRs evidencing the ADSs to be delivered by the Selling

Stockholder at the Time of Delivery, and the execution, countersignature (if applicable), issuance and delivery of ADRs evidencing such ADSs pursuant to the Deposit Agreement;

(m) The Company shall have complied with the provisions of Section 5(a)(iii) hereof with respect to the furnishing of prospectuses on the New York Business Day next succeeding the date of this Agreement; and

(n) The Company and the Selling Stockholder shall have furnished or caused to be furnished to you at the Time of Delivery certificates of officers of the Company and of the Selling Stockholder (acting on behalf of the Company and the Selling Stockholder, respectively, and without personal liability), reasonably satisfactory to you as to the accuracy of the representations and warranties of the Company and the Selling Stockholder, respectively, herein at and as of such Time of Delivery, as to the performance by the Company and the Selling Stockholder of all of their respective obligations hereunder to be performed at or prior to such Time of Delivery, and as to such other matters as you may reasonably request, and the Company shall have furnished or caused to be furnished certificates as to the matters set forth in subsections (a) and (i) of this Section, and as to such other matters as you may reasonably request. Each officer may rely upon the best of his or her knowledge in giving such certifications.

8. (a) The Company will indemnify and hold harmless the Underwriter against any losses, claims, damages or liabilities, to which the Underwriter may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in, the Registration Statement, the ADS Registration Statement, or the Prospectus, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Underwriter for any legal or other expenses reasonably incurred by the Underwriter in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, the ADS Registration Statement, or the Prospectus or any such amendment or supplement in reliance upon and in conformity with written information furnished to the Company by the Underwriter or the Selling Stockholder expressly for use therein.

(b) The Underwriter will indemnify and hold harmless the Company and the Selling Stockholder against any losses, claims, damages or liabilities to which the Company or the Selling Stockholder may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the ADS Registration Statement, or the Prospectus, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, the ADS Registration Statement, or the Prospectus or any such amendment or supplement in reliance upon and in conformity with written information furnished to the Company by the Underwriter expressly for use therein; and will reimburse the Company and the Selling Stockholder for any legal or other expenses reasonably incurred by the Company or the Selling Stockholder in connection with investigating or defending any such action or claim as such expenses are incurred.

(c) The Selling Stockholder will indemnify and hold harmless the Underwriter and the Company against any losses, claims, damages or liabilities to which the Underwriter or the Company may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or the Prospectus, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement or the Prospectus or any such amendment or supplement in reliance upon and in conformity with written information furnished to the Company by the Selling Stockholder expressly for use therein; and will reimburse the Underwriter and the Company for any legal or other expenses reasonably incurred by the Underwriter or the Company in connection with investigating or defending any such action or claim as such expenses are incurred.

(d) Promptly after receipt by an indemnified party under subsection (a), (b) or (c) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under such subsection. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (which shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party.

(e) If the indemnification provided for in this Section 8 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a), (b) or (c) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Selling Stockholder on the one hand and the Underwriter on the other from the offering of the ADSs. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law or if the indemnified party failed to give the notice required under subsection (d) above, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company and the Selling Stockholder on the one hand and the Underwriter on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company and the Selling Stockholder on the one hand and the Underwriter on the other shall be deemed to be in the same proportion as the total net proceeds from the offering of the ADSs purchased under this Agreement (before deducting expenses) received by the Company and the Selling Stockholder bear to the total underwriting discounts and commissions received by the Underwriter with respect to the ADSs purchased under this Agreement, in each case as set forth in the table on the cover page of the Prospectus. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Selling Stockholder on the one hand or the Underwriter on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (e) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (e), the Underwriter shall not be required to contribute any amount in excess of the amount by which the total price at which the ADSs underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which the Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(f) The obligations of the Company and the Selling Stockholder under this Section 8 shall be in addition to any liability which the Company and the Selling Stockholder may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls the Underwriter within the meaning of the Act; and the obligations of the Underwriter under this Section 8 shall be in addition to any liability which the Underwriter may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company and to each person, if any, who controls the Company or the Selling Stockholder within the meaning of the Act.

(g) The liability of the Selling Stockholder under the provisions contained in this Section 8 and for any breach of warranty set forth in Section 1(b) shall be limited to an amount equal to the net proceeds received by the Selling Stockholder from the Underwriter in the offering.

(h) The provisions of this Section 8 shall not affect any agreement between the Company and the Selling Stockholder with respect to indemnification or contribution, including that Registration Rights Agreement, dated as of April 9, 2003, by and between the Company and the Selling Stockholder (the “Hughes Transaction Agreements”), provided, that, notwithstanding anything contained in the Hughes Transaction Agreements, this Agreement shall govern as between the Company and the Underwriter and the Selling Stockholder and the Underwriter.

(i) The Company, the Underwriter, and the Selling Stockholder acknowledge and agree that the only information that the Selling Stockholder has furnished to the Company expressly for use in the Registration Statement and the Prospectus is: (a) the information under the column headings “Selling Security Holder,” “Number of Preferred ADSs Beneficially Owned Prior to this Offering” and “Number of ADSs Beneficially Owned After this Offering” contained in the table under the caption “Selling Security Holder”; (b) the information in the first sentence of the third paragraph under the caption “Selling Security Holder”; and (c) the information in the section “Plan of Distribution” other than (1) the third sentence of the first paragraph thereunder, (2) the first paragraph under “General Information” thereunder; (3) the fourth and sixth paragraphs under “General Information” thereunder to the extent such information relates to the Company, (4) the language in “Indemnification” thereunder; and (5) the language furnished by the Underwriter expressly for use in the Registration Statement and Prospectus. The Company, the Selling Stockholder and the Underwriter acknowledge and agree that the only information that the Underwriter has furnished to the Company expressly for use in the Registration Statement and the Prospectus is: (a) the sentence reading “Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.” under the section entitled “Plan of Distribution”; and (b) the paragraph with respect to stabilization under the section entitled “Plan of Distribution”.

9. The respective indemnities, agreements, representations, warranties and other statements of the Company, the Selling Stockholder and the Underwriter, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of the Underwriter or any controlling person of the Underwriter, or the Company, or any of the Selling Stockholder, or any officer or director or controlling person of the Company, or any controlling person of the Selling Stockholder, and shall survive delivery of and payment for the ADSs.

10. If for any reason the ADSs are not delivered by the Selling Stockholder as provided herein, the Underwriter will be reimbursed for all out-of-pocket expenses, including fees and disbursements of counsel, reasonably incurred by the Underwriter in making preparations for the purchase, sale and delivery of the ADSs (a) by the Company and the Selling Stockholder proportionately based on their respective responsibility for such failure to deliver or (b) if neither the Company nor the Selling Stockholder is at all responsible for such failure, by the Company and Selling Stockholder in equal proportion. The Company and the Selling Stockholder shall then be under no further liability to the Underwriter except as provided in Sections 6 and 8 hereof (it being understood that the Underwriter shall not receive any underwriting discounts or commissions under any such circumstances).

11. All statements, requests, notices and agreements hereunder shall be in writing, and if to the Underwriter shall be delivered or sent by mail, telex or facsimile transmission to Merrill Lynch, Pierce, Fenner & Smith Incorporated at North Tower, World Financial Center, New York, New York 10281-1201, attention of Equity Capital Markets; if to the Selling Stockholder shall be delivered or sent by mail, telex or facsimile transmission to counsel for the Selling Stockholder at General Motors Corporation, 300 Renaissance Center, Detroit, Michigan 48265-3000, Attention: Warren G. Andersen, Esq., Telecopy No. (313) 665-4978; and if to the Company shall be delivered or sent by mail, telex or facsimile transmission to the address of the Company set forth in the Registration Statement, Attention: Secretary with a copy to the agent for service of process identified on the cover of the Registration Statement. Any such statements, requests, notices or agreements shall take effect upon receipt thereof.

12. This Agreement shall be binding upon, and inure solely to the benefit of, the Underwriter, the Company and the Selling Stockholder and, to the extent provided in Sections 8 and 9 hereof, the officers and directors of the Company and each person who controls the Company, the Selling Stockholder or the Underwriter, and their respective successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. No purchaser of any of the ADSs from the Underwriter shall be deemed a successor or assign by reason merely of such purchase.

13. Each of the parties hereto irrevocably (i) agrees that any legal suit, action or proceeding against the Company or the Selling Stockholder brought by the Underwriter or by any person who controls the Underwriter arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any New York court, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. The Company hereby appoints News America Incorporated, 1211 Avenue of the Americas, New York, N.Y. 10036, Attention: Arthur Siskind, as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Agreement or the transactions contemplated hereby which may be instituted in any New York Court by the Underwriter or by any person who controls the Underwriter, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. Such appointment shall be irrevocable. The Company represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Company shall be deemed, in every respect, effective service of process upon the Company.

14. In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the “judgment currency”) other than United States dollars, the Company and the Selling Stockholder, as the case may be, agree, severally and not jointly, to indemnify the Underwriter against any loss incurred by the Underwriter as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which the Underwriter is able to purchase United States dollars with the amount of the judgment currency actually received by the Underwriter. The foregoing indemnity shall constitute a separate and independent obligation of the Company and the Selling Stockholder and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States dollars. The provisions of this Section 14 shall not affect the Hughes Transaction Agreements, provided, that, notwithstanding anything contained in the Hughes Transaction Agreements, this Agreement shall govern as between the Company and the Underwriter and the Selling Stockholder and the Underwriter.

15. Time shall be of the essence of this Agreement. As used herein, the term “business day” shall mean any day when the Commission’s office in Washington, D.C. is open for business.

16. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

17. This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

18. The Company and the Selling Stockholder are authorized, subject to applicable law, to disclose any and all aspects of this potential transaction that are necessary to support any U.S. federal income tax benefits expected to be claimed with respect to such transaction, and all materials of any kind (including tax opinions and other tax analyses) related to those benefits, without the Underwriter imposing any limitation of any kind.

19. The Company and the Selling Stockholder acknowledge and agree that Sections 5(a)(v) and 5(b)(i) hereof override Section 8(a) of the Registration Rights Agreement dated as of April 9, 2003, between the Company and the Selling Stockholder with respect to the transactions contemplated herein.

If the foregoing is in accordance with your understanding, please sign and return to us counterparts hereof, and upon the acceptance hereof by you, this letter and such acceptance hereof shall constitute a binding agreement among the Underwriter, the Company and the Selling Stockholder.

Very truly yours, The News Corporation Limited

By:	/s/ Arthur M. Siskind

Name: Arthur M. Siskind Title: Senior Executive Vice President and Group General Counsel

General Motors Corporation

By:	/s/ Sanjiv Khattri

Name: Sanjiv Khattri Title: Assistant Treasurer

CONFIRMED AND ACCEPTED, as of the date first above written: MERRILL LYNCH & CO. MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ James R. Birle, Jr.

Name: James R. Birle, Jr. Tittle: Managing Director

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